Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Alussa Energy Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as Amended, of our report dated July 29, 2019, except for Note 8, as to which the date is November 1, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Alussa Energy Acquisition Corp. as of June 30, 2019 and for the period from June 13, 2019 (inception) through June 30, 2019, appearing in the Registration Statement on Form S-1, as filed (File No. 333-234440), of Alussa Energy Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

November 25, 2019